UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549



02003642




SEC MAIL
RECEIVED
PROCESSING
MAR 01 2002


# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8-49165 |

## FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Smith Barney Puerto Rico, Inc.
(Filed as Confidential Information)

| OFFICIAL USE ONLY |
|---|
| FIRM ID. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

270 Munoz Rivera Avenue
(No. and Street)

San Juan (City) | Puerto Rico (State) | 00918 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Robert M. Beyer | 212 816-6534
(Area Code — Telephone No.)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name — *if individual, state last, first, middle name*)

757 Third Avenue (Address) | New York (City) | NY (State) | 10017 (Zip Code)

**CHECK ONE:**
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 14 2002
THOMSON FINANCIAL

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

## OATH OR AFFIRMATION

I, ______________________________________________, swear (or affirm) that, to th best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm c

______________________________________________, as c

____________________, 19____, are true and correct. I further swear (or affirm) that neither the compan nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that c a customer, except as follows:

______________________________________________

______________________________________________

______________________________________________

______________________________
Signature

______________________________
Title

______________________________
Notary Public

This report** contains (check all applicable boxes):

- ☐ (a) Facing page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and t Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of co solidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audi

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

February 25, 2002

State of New York )
) SS:
County of New York )

We do hereby affirm that to the best of our knowledge and belief, the attached financial statements as of December 31, 2001 and supplementary schedules pertaining to Salomon Smith Barney Puerto Rico, Inc. are true and correct, and that neither the Company nor any principal officer or director has any proprietary interest in any account classified solely as that of a customer. We do hereby certify that the attached financial statements as of December 31, 2001 and supplementary schedules will promptly be made available to Smith Barney Puerto Rico, Inc. members and allied members whose signatures do not appear below.



William Heinzerling
Chief Executive Officer



Mark Kleinman
Treasurer

Subscribed and sworn to before me
this 21 day of February 2002.



MARILYN NEUMAN
Notary Public, State of New York
No. 31-4961582
Qualified in New York County
Commission Expires Feb. 5, 2006



**SALOMON SMITH BARNEY PUERTO RICO, INC.**
(A wholly-owned subsidiary of Salomon Smith Barney Inc.)

Statement of Financial Condition
December 31, 2001

(With Independent Auditors' Report Thereon)



345 Park Avenue
New York, NY 10154

**Independent Auditors' Report**

The Board of Directors of
Salomon Smith Barney Puerto Rico, Inc.:

We have audited the accompanying statement of financial condition of Salomon Smith Barney Puerto Rico, Inc. (a wholly owned subsidiary of Salomon Smith Barney Inc.) as of December 31, 2001, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit of a statement of financial condition includes examining, on a test basis, evidence supporting the amounts and disclosures in that statement of financial condition. An audit of a statement of financial condition also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Salomon Smith Barney Puerto Rico, Inc. at December 31, 2001, in conformity with accounting principles generally accepted in the United States of America.

KPMG LLP

February 21, 2002



**SALOMON SMITH BARNEY PUERTO RICO, INC.**
**STATEMENT OF FINANCIAL CONDITION**
**December 31, 2001**
**(In thousands, except share information)**

| | |
|---|---|
| **ASSETS** | |
| Cash | $ 2,125 |
| Cash segregated and on deposit for Federal regulations | 300 |
| Securities purchased under agreements to resell | 71,281 |
| Other assets | 9 |
| Total assets | $ 73,715 |
| **LIABILITIES AND STOCKHOLDER'S EQUITY** | |
| Securities sold under agreements to repurchase | $ 59,350 |
| Payable to Parent | 216 |
| Payables and accrued liabilities | 50 |
| Total liabilities | 59,616 |
| Stockholder's equity: | |
| Common stock ($10 par value, 250,000 shares authorized; 25,000 shares issued and outstanding) | 250 |
| Additional paid-in capital | 13,750 |
| Retained earnings | 99 |
| Total stockholder's equity | 14,099 |
| Total liabilities and stockholder's equity | $ 73,715 |

The accompanying notes are an integral part
of this statement of financial condition.

(In thousands)

## 1. Summary of Significant Accounting Policies

*Basis of presentation*

The accompanying statement of financial condition includes the accounts of Salomon Smith Barney Puerto Rico, Inc. (the "Company"), formerly known as Smith Barney Puerto Rico, Inc., a wholly owned subsidiary of Salomon Smith Barney Inc. (the "Parent"). The Company's ultimate parent is Citigroup Inc.

The Company is organized under the laws of the Commonwealth of Puerto Rico and is registered with the National Association of Securities Dealers, Inc. (NASD) as a broker-dealer, under the Securities Exchange Act of 1934 and under the Uniform Securities Act of Puerto Rico. The Company operates a securities business in U.S. Government and agency securities, mortgage and asset backed securities, money market instruments, and repurchase and reverse repurchase agreements.

The statement of financial condition is prepared in accordance with accounting principles generally accepted in the United States which require the use of management's best judgement and estimates. Estimates may vary from actual results.

The Company maintains its cash and its cash segregated and on deposit for federal regulations at a New York money center bank.

*Collateralized short-term financing agreements*

Securities purchased under agreements to resell ("reverse repurchase agreements") and securities sold under agreements to repurchase ("repurchase agreements") are treated as collateralized financing transactions and are carried at their contractual amounts, including accrued interest as specified in the respective agreements. It is the Company's policy to take possession of securities purchased under agreements to resell. The Company monitors the market value of securities to be repurchased and resold daily, and additional collateral is obtained as necessary to protect against credit exposure.

*Accounting changes*

In September 2000, the FASB issued SFAS No. 140, *Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities, a replacement of FASB Statement No. 125* ("SFAS 140"), which is effective for recognition and reclassification of collateral and for disclosures relating to securitization transactions and collateral for fiscal years ending after December 15, 2000. Other provisions of SFAS 140 became effective for transfers and servicing of financial assets and extinguishments of liabilities occurring after April 1, 2001. Adoption of SFAS 140 did not have a material impact on the Company's statement of financial condition.

## 2. Fair Value of Financial Instruments

At December 31, 2001, all of the Company's financial instruments are carried at amounts approximating fair value. Financial instruments carried at cost with maturities that are short-term (one-year or less) have carrying values that approximate their fair values. These instruments include reverse repurchase agreements, repurchase agreements, payables and accrued liabilities.

(In thousands)

## 3. Concentrations of Credit Risk

The collateral held for reverse repurchase agreements, which represented substantially all of the Company's total assets at December 31, 2001, consisted of securities issued by the U.S. Government or Federal agencies. The Company has five significant counterparty concentrations that include financial institutions, and a local government agency, all transacting business in the Commonwealth of Puerto Rico. This concentration arises in the normal course of the Company's business.

## 4. Pledged Assets

At December 31, 2001, the approximate market values of collateral received that can be sold or repledged by the Company were $73,306 of securities purchased under agreements to resell.

During the year, almost all collateral received were sold and repledged. At December 31, 2001, the approximate market values of this portion of collateral that were sold and repledged by the Company were $60,865 of securities sold under agreements to repurchase.

## 5. Income Taxes

The Company is generally subject to taxation in the Commonwealth of Puerto Rico at the 39% statutory rate.

## 6. Capital Requirements

The Company, as a broker-dealer, is subject to the Uniform Net Capital Rule of the Securities and Exchange Commission (Rule 15c3-1). Under the alternative method permitted by this rule, the Company is required to maintain net capital, as defined, equal to the greater of $250 or 2% of aggregate debit items arising from customer transactions, as defined. At December 31, 2001, net capital of $11,057 exceeded the requirement by $10,807.

## 7. Related Party Transactions

*Payable to Parent*

The Company has entered into a service agreement with its Parent in which the Parent provides office space, equipment, and other administrative support. At December 31, 2001, the Company has a payable to the Parent of $216 relating to these activities. In addition, the Company had $2,125 in repurchase agreements with its Parent.

*Affiliate transactions*

The Company had $4,494 in repurchase agreements with Citibank N.A., an affiliated Company, at December 31, 2001.



345 Park Avenue
New York, NY 10154

# Independent Auditors' Report on Internal Control Structure Required by SEC Rule 17a-5

The Board of Directors and Stockholder of
Salomon Smith Barney Puerto Rico, Inc.:

In planning and performing our audit of the financial statements and supplemental schedules of Salomon Smith Barney Puerto Rico, Inc. (a wholly owned subsidiary of Salomon Smith Barney Inc.) ("Company") for the year ended December 31, 2001, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate debits and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e)

2. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

4. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3

The management of the Company is responsible for establishing and maintaining an internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.



Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001, to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

February 21, 2002